Cabot Oil & Gas Corporation

1200 Enclave Parkway

Houston, Texas 77077

(281)599-4600

November 7, 2007

Ms. Carmen Moncada-Terry

Attorney Advisor

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Response to SEC Staff Comments dated September 26, 2007 on the
Cabot Oil & Gas Corporation Definitive Proxy Statement on
Schedule 14A, filed March 29, 2007
File No. 001-10447

Dear Ms. Moncada-Terry:

We are responding to comments received from the staff of the Division of Corporation Finance (herein “Staff”) of the Securities and Exchange Commission by a letter dated September 26, 2007 regarding our 2007 definitive proxy statement on Schedule 14A, filed March 29, 2007. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. The reference to page numbers in the responses to the comments correspond to the pages in the 2007 proxy statement. With respect to the Staff’s comments on our 2007 proxy statement, we would propose to reflect our responses in our future proxy statements and our other relevant filings under the Securities Exchange Act of 1934 as indicated in our response.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

Philosophy and Objectives of the Compensation Program, page 10

1.

You disclose that you target annual cash bonus payments to match percentage levels of the industry and that you target long-term incentives at the second highest percentile[1] relative to your peers. Revise to include a discussion of the percentiles represented by actual compensation. If there is a divergence from the targeted amount and the actual amount you paid or awarded, provide a discussion of the reasons for such variance if material to an understanding of the compensation paid to an executive officer.

To date the Compensation Committee of the Cabot Oil & Gas Corporation Board of Directors (herein “Committee”) has not compared the percentiles represented by actual cash bonuses paid to the Cabot Oil & Gas Corporation (herein “Cabot”) executives with actual cash bonuses paid

[1]	Note that the 2007 proxy statement says “second highest quartile” rather than “second highest percentile.”

to the peer group executives. Similarly, the Committee has not compared the percentiles of the Cabot executives’ actual realized compensation from long-term incentive awards to the peer group executives’ actual realized compensation from long-term incentive awards. The Committee establishes annual cash bonus target amounts and long-term incentive amounts (determined at date of grant) based on market data for its peer group and the targeted quartiles described in the proxy statement. The Committee works with its outside consultant to estimate what awards would meet the targeted quartiles based on the data, but these estimates require forecasting of awards at the peer companies and involve an expected margin of error in the process. For 2006, targeted compensation established by the Committee for each of the named executive officers fell within the ranges described in the proxy statement — i.e., (1) target annual bonuses as a percentage of base salary generally matched industry percent bonus levels for comparable positions and (2) the value of equity awards granted to each named executive officer generally fell within the second highest quartile of the peer group. In each case, based on the market data presented to the Committee at the time the targets were established and grants were made, the named executive officers’ compensation fell within the expected range. To the extent that the Committee awards target compensation to any named executive officer outside the percentiles described in the proxy statement, Cabot would disclose the divergence and the reasons therefor, if material to an understanding of the compensation paid to that executive officer.

We further note that, at the time the proxy statement is prepared in March of each year, Cabot would not be able to provide relative percentiles represented by actual compensation (actual bonus achieved and realized long-term incentive compensation) because current market data for peer companies would not be available—i.e., most of the peer companies are making compensation decisions at this same time. Information regarding actual realized compensation from long-term incentive awards also is not generally available at the time the proxy statement is prepared, as the amount of such compensation includes factors such as the executive’s personal choice about when to exercise a stock option or sell stock, and thus amounts may be realized many years after the date of an option grant or performance share award.

2006 Committee Activity, page 11

2.	Based on last year’s practice, as disclosed on page 11, it appears that you established the bonus performance metrics for 2007 in the early part of the fiscal year. Please provide a complete quantitative or qualitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2007 in accordance with Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The bonus metrics for 2007 performance, similar to those described on page 13 of the proxy statement for 2006 performance, were approved by the Committee on April 16, 2007. Our proxy statement was mailed to our shareholders on March 29, 2007. Information about our 2007 bonus metrics was therefore not available at the time of our preparation of our 2007 proxy statement. We do not have a fixed date on which our Committee determines the bonus metrics for the current year. Sometimes it takes discussion over more than one Committee meeting, as was the case in 2007. Historically, approval of the bonus metrics has occurred in February, April or May.

In addition, we do not believe that Item 402(b)(2)(v) and Instruction 2 to Item 402(b) require disclosure of current year bonus metrics in our circumstances. Instruction 2 applies to actions regarding executive compensation after the last fiscal year’s end “that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” Except as described in the 2007 proxy statement with respect to the determination of bonus amounts, the Committee did not take any action after year-end 2006 that affected compensation for 2006, which is the “last fiscal year” referenced in Instruction 2. Instruction 2 also specifically states that the CD&A “should be of the information in the tables and otherwise disclosed pursuant to this Item.” Such tables and disclosure in our 2007 proxy statement only address 2006 compensation, not 2007 compensation. As such, we believe actions relating to 2006 compensation have been properly addressed in our 2007 proxy statement, and we will discuss actions relating to 2007 compensation in CD&A in our 2008 proxy statement. We do not believe that information regarding bonus performance metrics established for 2007, which are based on factors generally similar to those used for 2006 bonuses, is material to an understanding of the compensation Cabot paid for 2006.

3.	If material to an understanding of the compensatory impact or effect of the Mineral Royalty & Overriding Royalty Interest Plan on the compensation objectives and program of the company, please address the following matters in reasonably complete detail: (i) how you determined the participants in the plan; (ii) the restrictions, if any, on the properties that the chosen employees may purchase interests in (including, if applicable, whether there are limitations on the percentage or amount of interest that any one officer may purchase); and (iii) whether you offer all participants interests in identical properties and if not, why not. See generally Item 402(b)(1)(vi) and Instruction I to Item 402(b) of Regulation S-K.

As stated on page 12, paragraph 1, of the 2007 proxy statement, “[b]ecause of the risk component and because the employees pay for their interest, participation in the ORRI Plan is not viewed by the Committee as compensation. However, it is designed to be an incentive, recruiting and retention tool for the Company in hiring and retaining key employee talent.” Because the Committee does not view the ORRI Plan as compensation, the matters mentioned in the comment are not seen as material to an understanding of the compensatory impact or effect of the plan or the compensation objectives and/or programs of Cabot.

We also note that page 32 of the proxy statement contains a description of the material terms of the ORRI plan. We supplementally advise the Staff that: Interests were offered to the key professional employees in the region in which the interest was located and to management level employees in the other regions and the corporate office. Participants were offered an interest commensurate with their level of responsibility and their income. Each participant was offered an interest in the same property.

Elements of Compensation, page 12

Base Salary, page 12

4.	Please describe how each officer’s level of responsibility, contribution, and value to the company specifically factored into the salaries you awarded in 2006. Also, provide a discussion of how the CEO and the Committee evaluate individual performance when exercising their discretion with respect to the 30% of the annual cash bonus award that is not subject to defined quantitative metrics.

Cabot believes the disclosures on page 12 of the proxy statement provide the material factors considered in NEO salary levels. Among individual performance criteria considered were the financial management of each NEO’s area of responsibility, the NEO’s strategic contributions to the senior leadership team, leadership of the people in each of the NEO’s respective part of the organization, and demonstrated competency and expertise in each NEO’s specific role.

For 2006 bonuses, individual performance did not materially influence the CEO and the Committee’s decisions with respect to the 30% of the annual cash bonus award that is not subject to defined quantitative metrics. Instead, as discussed on page 14 of the proxy statement, the CEO and the Committee focused on Cabot’s significant per share metric improvement and significant positive stock price movement during 2006 to award bonuses at the 200% payout level. To the extent that the Committee’s or the CEO’s subjective determination of individual performance is a material part of establishing the payout level of future compensation, Cabot will provide additional information regarding how the Committee and the CEO evaluate individual performance for this purpose.

5.	Revise the Compensation Discussion and Analysis to sufficiently capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. There appear to be wide disparities in the base salary and non-equity incentive plan compensation awarded to Mr. Dinges relative to the other named executive officers. If you determined Mr. Dinges’ compensation based on factors other than peer group comparisons, discuss the reasons for the divergence in the amount and type of compensation he earns relative to other named executive officers. As another example, it appears he receives significantly more post-termination payments that you base on a wider variety of triggering events relative to other officers. Also, with respect to differences amongst the other named executive officers, please describe the reasons for the disparities amongst the officers as it relates to the cap the Committee established for the targeted annual cash bonus amounts expressed as a percentage of base salary. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

The Committee applies its compensation policy consistently across all the named executive officers, including Mr. Dinges. The relative external benchmarks from the peer companies differ for each named executive officer based on the officer’s role and responsibility. Cabot does not solely rely on external benchmarks for establishing compensation. Internal equity across roles that Cabot deems comparable also factors into actual awarded compensation.

Mr. Dinges, as Chairman, President and Chief Executive Officer, has a significantly broader scope of responsibilities at Cabot than the other NEOs, as do his peers at comparable companies. The difference in compensation for Mr. Dinges primarily reflects these differing responsibilities as valued by the peer companies. This includes differences in each component of compensation, including the targeted annual cash bonus amounts expressed as a percentage of base salary. The difference in compensation for Mr. Dinges does not result from the application of different policies or decisions.

Mr. Dinges post-termination payments are based on a wider variety of triggering events relative to the other officers because, in addition to a change in control agreement, Mr. Dinges has an employment agreement as described on page 26. The post-termination payments included in the employment agreement were separately negotiated between Cabot’s Board of Directors and Mr. Dinges at the time he joined Cabot in 2001.

Pension Table, page 24

6.	Revise to include additional detail of each of the pension plans’ benefits. Rather than stating on page 15 that benefits payable under the plan are based “generally on taxable income” revise to specify all components of compensation considered in deriving the pension amounts payable. Refer to Item 402(h)(3)(i) of Regulation S-K.

Assuming that the facts relating to Cabot’s pension plan with respect to its named executive officers in 2007 do not change significantly compared with 2006, the second sentence under “Executive Compensation—Compensation Discussion and Analysis—Elements of Post-Termination Compensation—Pension Plan” in the 2008 proxy statement would be replaced with language similar to the following:

Compensation for purposes of determining benefits under the Pension Plan consists of the total taxable income, including base salary, annual, discretionary and sign-on bonuses, and any amounts by which an employee’s remuneration is reduced pursuant to voluntary salary reduction plans such as flexible spending/”cafeteria” style plans and 401(k) plans. Compensation excludes any amounts contributed by or on behalf of the Company to these plans or any other employee benefit plan sponsored by the Company, any income arising from the exercise of a stock options or from the receipt of a restricted stock award, nondeductible moving expenses, disability pay, severance pay and related amounts, taxable group term life insurance benefits, reimbursements, expense allowances, taxable fringe benefits and retention and relocation bonuses.

2006 Non-Qualified Deferred Compensation, page 25

7.	Supplement your footnote disclosure as required by the Instruction to Item 402(i)(2) to disclose how much of the amounts reported in column (f) (Aggregate Balance at Fiscal Year End) was previously reported in prior years’ summary compensation tables.

In our 2008 proxy statement we will supplement our footnote disclosure to disclose how much of the amount reported in column (f) (Aggregate Balance at Last Fiscal Year End) was previously reported in prior years’ summary compensation tables. Had the disclosure been included in the 2007 proxy statement, it would have been contained in a footnote 3 to column (f) substantially as follows:

(3)	The following amounts in this column were previously reported in prior years’ summary compensation tables:

Dan O. Dinges	$817,050
Scott C. Schroeder	$88,383
Michael B. Walen	$267,133
J. Scott Arnold	$0
Jeffrey W. Hutton	$306,800

Employment Agreements; Payments Upon Termination and Change of Control, page 29

8.	Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

From time to time, Cabot reviews prevailing severance benefit arrangements at the peer companies, and the Committee requests similar information. Current levels of severance benefits were determined several years ago, based primarily on an external review of the prevalence of these benefits within Cabot’s then peer group and the industry generally, and their assessed impact on managing Cabot’s exposure to risk associated with the executive’s retention during the pendency of various corporate transactions or during circumstances suggesting a change in control might occur, when executives may become concerned about their termination.

Cabot and the Committee believe that these arrangements provide an appropriate balance of risk management for Cabot and each NEO. The Committee remains mindful of how various compensation actions influence what might be paid under theses arrangements, but such impact does not significantly influence determinations regarding current compensation.

We will provide additional disclosure in our 2008 proxy statement regarding Cabot’s change-in-control benefits. Assuming that the facts relating to Cabot’s change-in-control arrangements with respect to its named executive officers in 2007 do not change significantly compared with 2006, the disclosure under “Executive Compensation—Compensation Discussion and Analysis—Change-In-Control Agreements” in the 2008 proxy statement would be revised substantially as follows:

The Company has entered into change-in-control agreements with the NEOs and with certain other senior officers of the Company. This program has been in place since 1995, with some modifications in 2001. At both of these time frames, many of the then industry peer group and industry generally had in place some form of change-in-control program. When approving the plan in 1995 and the modifications in 2001, the Committee reviewed data regarding similar plans within the peer group and the Company’s industry generally and applied its judgment to determine whether the level of payments and other benefits, and the circumstances that trigger the payment or provisions of benefits, under these agreements were necessary to meet the Committee’s objectives of encouraging such employees to remain in the employ of and to carry out their duties with the Company in the event of a change in control of the Company and during circumstances suggesting a change in control might occur. The Committee believes this program is important to maintaining strong leadership and to encourage retention in these situations. For a more detailed discussion of the change-in-control program, see “Potential Payments Upon Termination or Change in Control.”

The Committee generally views the potential payments and benefits under the change-in-control agreements as a separate compensation element because such payments and benefits are not expected to be paid in a particular year and serve a different purpose for the executive than other elements of compensation. Accordingly, those payments and benefits do not significantly affect decisions regarding other elements of compensation.

Related Party Transactions, page 32

9.	Please provide the complete disclosure required by Item 404 of Regulation S-K.

We will add disclosure to the 2008 proxy statement contemplated by Item 404(b) of Regulation S-K. Assuming that the facts relating to Cabot’s conflict of interest policy do not change significantly compared with 2006, we would add disclosure under newly titled “Conflicts of Interest and Related Party Transactions” in the 2008 proxy statement substantially as follows:

Under the Company’s Code of Business Conduct, directors, officers and employees are to avoid situations that present a potential conflict between their personal interests and the interests of the Company. The Code requires that, at all times, directors, officers and employees make a prompt disclosure in writing to the Company’s Vice President and Corporate Secretary of any fact or circumstance that may involve an actual or potential conflict of interest as well as any information necessary to determine the existence or likely development of conflicts of interest. This specifically includes any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest. This requirement includes situations that create even the appearance of a conflict of interest.

For executive officers of the Company other than the CEO, the Vice President and Corporate Secretary reviews the written disclosure described above with the CEO, and a determination is made whether to approve the transaction resulting in the conflict of interest or potential conflict of interest. The CEO and the Vice President and Corporate Secretary may refer the matter to the Company’s Board of Directors as circumstances require. If the transaction involves the CEO or a member of the Board of Directors, the matter is referred to the full Board of Directors for review and approval. In each case, the standard applied in approving the transaction is the best interests of the Company without regard to the interests of the individual officer or director involved in the transaction. These procedures for reviewing and approving conflict of interest transactions are based on the Company’s past practice and are not in writing.

Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information you may contact me at (281) 589-4891.

Sincerely,

/s/ Lisa A. Machesney
Lisa A. Machesney
Vice President, Managing Counsel and
Corporate Secretary